                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        MERIDIAN INSURANCE GROUP, INC.
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  589644-10-3
                                (CUSIP Number)

                              Gregory M. Shepard
                          303 East Washington Street
                          Bloomington, Illinois 61701
                          Telephone: (309) 557-1210
                          Facsimile  (309) 827-0303
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 30, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 589644-10-3
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS.

      Meridian Insurance Group Acquisition Corporation
      I.R.S. No. 37-1401664
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 589644-10-3
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS.

      American Union Insurance Company
      I.R.S. No. 37-0558630
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 589644-10-3
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS.

      Gregory M. Shepard
      S.S No. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,588,400

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,588,400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,588,400

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.23%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

 PAGE>

CUSIP NO. 589644-10-3
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS.

      Tracy M. Shepard
      S.S. No. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the offer to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Meridian Insurance Group, Inc. (the "Company") at a price of $20.00 per share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The principal executive offices of the Company are located at 2955 North Meridian Street, P.O. Box 1980, Indianapolis, Indiana 46206.

Item 2.   Identity and Background.

     (a)-(c) This Schedule 13D is filed by American Union Insurance Company, an Illinois stock insurance company ("Parent"), Meridian Insurance Group Acquisition Corporation, an Illinois corporation ("Offeror") and a wholly owned subsidiary of Parent (Offeror and Parent are sometimes referred to as, the "AUIC Companies"), Gregory M. Shepard ("G. Shepard"), the Chairman of the Board of Directors and President of Parent, and Tracy M. Shepard ("T. Shepard"), the Executive Vice President and a Director of Parent. Parent is in the property and casualty insurance business. Offeror is newly formed by Parent in connection with the Offer and the transactions contemplated thereby. It is not anticipated that, prior to the consummation of the Offer and the transactions contemplated thereby, Offeror will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the transactions contemplated thereby. The principal business offices of each of
G. Shepard, T. Shepard and the AUIC Companies are located at 303 East Washington Street, Bloomington, Illinois 61701. Attached hereto as Exhibit A is a list of all executive officers and directors of the AUIC Companies, including the principal business address, the principal occupation or employment and the citizenship of each.

     (d)-(e) During the five years prior to the date hereof, except as disclosed below, none of the AUIC Companies or, to the best of their knowledge, any executive officer or director of any of the AUIC Companies, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. G. Shepard became a party to a consent decree issued by the Securities and Exchange Commission on May 11, 2000. The consent decree states that during April 1999 G. Shepard, through Parent, purchased shares of the Company on the open market during the pendency of a tender offer by the Parent for shares of the Company in violation of Rule 10b-13. G. Shepard, without admitting or denying the findings, consented to the entry of the consent decree stating that G. Shepard should cease and desist from committing any violation, or future violation, of Rule 14e-5 (formerly Rule 10b-13) of the Act.

Item 3.   Source and Amount of Funds or Other Consideration.

     The total amount of funds required to purchase all of the Shares and to pay
G. Shepard's and the AUIC Companies' related fees and expenses is approximately $135.9 million. Offeror intends to obtain all of such funds from a capital contribution from Parent. Parent plans to obtain such funds from any and all sources available to Parent.

Item 4.   Purpose of Transaction.

     (a) The purpose of the Offer and the proposed second-step merger, pursuant to which the Company will merge with and into Offeror with the Company continuing as the surviving corporation (the "Proposed Merger"), is to enable Parent, of which G. Shepard owns 50% of the outstanding common stock and T. Shepard, his brother, owns 50% of the outstanding common stock, to acquire control of, and the entire equity interest in, the Company. Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company. In accordance with applicable law and subject to the terms of any merger agreement that it may enter with the Company, Parent or G. Shepard may explore any and all options which may be available to them. In this regard, and after expiration or termination of the Offer, Parent or G. Shepard may seek to acquire additional shares of common stock of the Company through open market purchases, privately negotiated transactions, a tender offer or exchange or otherwise, upon such terms and at such prices as they may determine. In connection with the Offer and Proposed Merger, (i) Parent and Offeror intend, if necessary, to solicit proxies or consents to call a special meeting, at which, shareholders would be asked to elect a slate of nominees for directors of the Company who support the Offer and the Proposed Merger and to remove all of the members of the board of directors of the Company, (ii) Offeror, G. Shepard and Parent instituted a declaratory judgment action against the board of directors of the Company in the Southern District of Indiana claiming that an amendment to the articles of incorporation of the Company was ineffective (if successful in their declaratory judgment action, the Company will be deemed to have opted out of Chapters 42 and 43 of the Indiana Business Corporation Statute which will remove certain barriers to acquiring controlling interests in the Company), (iii) Offeror will require the board of directors of the Company to redeem the Company's preferred share purchase rights at a redemption price of $0.005 per right, and (iv) G. Shepard intends to contribute his interest in the Company to Parent.

     (b) Reference is hereby made to the disclosure regarding the Offer and the Proposed Merger set forth in subparagraph (a) of this Item 4 and to Schedule TO (as defined below), which is herein incorporated by reference.

     (d) Reference is hereby made to the disclosure regarding the Offer and the Proposed Merger set forth in subparagraph (a) of this Item 4 and to Schedule TO (as defined below), which is herein incorporated by reference.

     (g) Reference is hereby made to the disclosure regarding the Offer and the Proposed Merger set forth in subparagraph (a) of this Item 4 and to Schedule TO (as defined below), which is herein incorporated by reference.

     Except as indicated in this Schedule 13D,  the statement on Schedule 13D of
G. Shepard filed with the Securities and Exchange Commission on August 31, 1998, as amended (the "G. Shepard 13D"), the contents of which are herein incorporated by reference, or as disclosed in the Schedule TO of Offeror and Parent filed with the Securities and Exchange Commission on August 30, 2000 (the "Schedule TO"), the contents of which, including, without limitation, all exhibits of the Schedule TO, are incorporated herein by reference, neither G. Shepard, T. Shepard, nor the AUIC Companies currently have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interests in Securities of the Issuer.

     (a)  On the date of this statement, the aggregate number of Shares of which
G. Shepard may be deemed the beneficial owner is 1,588,400, all of which are held by G. Shepard as an individual.

     (b) G. Shepard has the sole power to vote and the sole power to dispose or direct the disposition of the 1,588,400 Shares he holds as an individual. G. Shepard does not have shared power to vote or direct the vote or dispose or direct the disposition of any Shares.

     (c) Between November 3, 1999 and August 30, 2000, Shepard purchased a total of 400 Shares on November 5, 1999, in an open market transaction effective on the NASDAQ, at a price of $16.5625 per share. On December 15, 1999, the Company declared a 10% stock dividend to each shareholder of record as of December 27, 1999, which resulted in Shepard receiving 144,400 additional Shares to the 1,444,000 Shares Shepard held on that date.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed herein as being beneficially owned by G. Shepard.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Underwritings or Relationships with Respect to Securities of the Issuer.

     Except as described in this Schedule 13D, the G. Shepard 13D, or in the Schedule TO, none of G. Shepard, T. Shepard, the AUIC Companies or, to the best of their knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. It is the intention of G. Shepard to contribute his current ownership interest in the Company to Parent. The description of the transactions discussed in Item 4 and this Item 6 are further described in the Schedule TO and the exhibits to the Schedule TO. Such documents are incorporated by reference for all of the terms and conditions of such documents.

Item 7.   Material to be Filed as Exhibits.

Exhibit A Executive Officers and Directors of the AUIC Companies

                                   SIGNATURE

Dated:  August 30, 2000

                                         MERIDIAN INSURANCE GROUP ACQUISITION
                                         CORPORATION


                                         By: /s/ Gregory M. Shepard
                                            ---------------------------
                                         Name: Gregory M. Shepard
                                              -------------------------
                                         Its:      President
                                             --------------------------


                                         AMERICAN UNION INSURANCE COMPANY


                                         By: /s/ Gregory M. Shepard
                                            ---------------------------
                                         Name: Gregory M. Shepard
                                              -------------------------
                                         Its:     President
                                             --------------------------


                                          /s/ Gregory M. Shepard
                                         ------------------------------
                                         GREGORY M. SHEPARD


                                          /s/ Tracy M. Shepard
                                         ------------------------------
                                         TRACY M. SHEPARD

                                 EXHIBIT INDEX

     Exhibit A  Executive Officers and Directors of the AUIC Companies